
                        SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25
                             NOTIFICATION OF LATE FILING

                                 CURRENT REPORT
                       PURSUANT TO SECTION 13 OR 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                  August 16, 1999
                                  (Date of report)


                             VIANET TECHNOLOGIES, INC.

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
NEVADA                     033-55254-19                 87-0434285
(State of                  (Commission                  (IRS Employer
 Incorporation)             File Number)                ID)

                                  83 Mercer Street
                             New York, New York 10012
                       (Address of principle executive offices)

                                   (212) 219-7680
                                  (Telephone number)

Part III - Narrative

On March 16, 1999, Radar Resources, Inc. ("Radar"), a publicly-held Nevada company, entered into a Merger Agreement with Vianet Technologies, Inc., a
Delaware company ("Vianet"), pursuant to which Radar acquired all of the issued and outstanding shares of Vianet. The transaction was considered to be reverse takeover and was accounted for as a purchase and the financial statements of Vianet have become the historical financial statements of the combined company. Subsequently, on March 22, 1999, Radar changed its name to Vianet Technologies, Inc.

On February 12,1999, Vianet entered into an
Arrangement Agreement with Develcon Electronics Ltd.
("Develcon"), a company incorporated under the laws of the province of Ontario, Canada, pursuant to which Vianet acquired all of the issued and outstanding shares of Develcon. The transaction was accounted for as a purchase. The registrant is in the process of preparing and reviewing the financial information of the company after giving effect to the aforementioned events. The process of capturing the information needed to establish proper financial records for compilation into financial reports imposed time constraints that rendered a timely filing of the Form 10-Q impracticable without undue hardship and expense by the registrant. The registrant undertakes the responsibility to file such quarterly report no later than five days after its original date.
Part IV--Other Information

(1) Name and telephone number of person to contact in regard to this notification

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
Vincent Santivasci    (212)        219-7680
        (Name)        (Area Code)  (Telephone
                                    Number)

(2) Have all other periodic reports required under
Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).


[X]  Yes    [ ]  No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?


[X]  Yes    [ ]  No

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The results of operations for the six months ended
June 30, 1999 are expected to change significantly from the results of operations for the six months ended June 30, 1998 due to the fact that the results of operations for the six months ended June 30, 1999 will include the results of operations from the entities acquired in the transactions described in
Part III above.


SIGNATURE

   Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the
Registrant has duly caused this report to be signed on its behalf by the Undersigned, thereunto duly authorized.

Dated:  August 16, 1999

                   Vianet Technologies, Inc.
                   (Registrant)


                   /s/ Peter Leighton
                   ------------------
                  By: Peter Leighton
                   President & CEO




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